Exhibit 99.3

Agenda for the Annual General Meeting of Shareholders of LuxExperience B.V., (the Company) to be held at the offices of the Company, Einsteinring 9 85609, Aschheim, Federal Republic of Germany, on Thursday, November 5, 2026, starting at 14.00 CET (the AGM)

1.	Opening

2.	Dutch statutory annual report for the financial year that ended on 30 June 2026 (FY 2026)

3.	Explanation of the dividend policy

4.	Proposal to adopt the Dutch statutory accounts for FY 2026*

5.	Discharge

a.	Proposal to discharge the members of the management board of the Company (the Management Board) from liability for their duties performed during FY 2026*

b.	Proposal to discharge the members of the supervisory board of the Company (the Supervisory Board) from liability for their duties performed during FY 2026*

6.	Composition of the Supervisory Board: Proposal to appoint Mr. Sebastian Wendling as member of the Supervisory Board*

7.	Closing

Agenda items marked with an asterisk (*) are voting items.

Explanatory notes to the agenda for the AGM

Re item 2: Dutch statutory annual report for FY 2026

The performance of the Company is described in more detail in the Dutch statutory annual report for FY 2026. For further details, please refer to the Dutch statutory annual report for FY 2026.

Re item 3: Explanation of the dividend policy

The Company’s policy on additions to reserves and dividends as outlined in the Dutch statutory annual report FY 2026 will be discussed.

Re item 4: Proposal to adopt the Dutch statutory accounts for FY 2026*

The Dutch statutory accounts for FY 2026 are included in the Company’s Dutch statutory annual report for FY 2026. These have been drawn up by the Management Board and audited by KPMG Accountants N.V., who have issued an unqualified opinion. A representative of the auditor will be present during the AGM to answer questions. It is proposed to adopt the Dutch statutory accounts for FY 2026.

Re item 5a: Discharge from liability of the members of the Management Board*

It is proposed to discharge the members of the Management Board from liability for their duties performed during FY 2026, in accordance with Dutch law, on the basis of information provided to the General Meeting and other information publicly available when the resolution to discharge is adopted.

Re item 5b: Discharge from liability of the members of the Supervisory Board*

It is proposed to discharge the members of the Supervisory Board from liability for their duties performed during FY 2026, in accordance with Dutch law, on the basis of information provided to the General Meeting and other information publicly available when the resolution to discharge is adopted.

Re item 6: Composition of the Supervisory Board: proposal to appoint Mr. Sebastian Wendling as member of the Supervisory Board*

In view of the resignation of Mr. David Kaplan, it is proposed to appoint Mr. Wendling as a member of the Supervisory Board.

Mr. Wendling is a principal in the Ares Private Equity Group. He currently serves on the board of directors for the parent entity of SLR and Point Vision. Prior to joining Ares in 2021, Mr. Wendling was a Senior Associate at Sun Capital Partners, where he focused on European mid-market transactions. Mr. Wendling started his career in investment banking at Nomura. He holds a Bachelor in International Business from the University of Groningen and a Master in Finance from IE Business School.

Mr. Wendling complies with the requirements of the profile of the Supervisory Board.

Mr. Wendling is not considered independent in accordance with the Dutch Corporate Governance Code as he is a representative of Ares Private Equity Group, affiliates of which are indirect shareholders of MYT Holding LLC, which in turn is a major shareholder of the Company. Mr. Wendling is considered independent for NYSE and SEC purposes.

As is customary for companies listed on the NYSE, the Company believes that having Mr. Wendling as a member of the Supervisory Board would better align its interests with those of the shareholders and provide the benefit of the expertise and historical experience with the Company’s business to the other members of the Supervisory Board.

The Nominations, Governance and Sustainability Committee of the Supervisory Board (the NGSC) recommends the appointment of Mr. Wendling as member of the Supervisory Board. Mr. Wendling is eligible and has stated his willingness to accept the appointment. In accordance with the recommendation of the NGSC and clause 23.1 of the articles of association of the Company, it is recommended by the Supervisory Board that Mr. Wendling is appointed as member of the Supervisory Board for a period of four years, with due regard for clause 23.2 of the articles of association of the Company.

The Supervisory Board is very pleased that Mr. Wendling is available as member of the Supervisory Board. Following Mr. Wendling’s appointment as member of the Supervisory Board, he will be appointed to serve on the Nominations, Governance and Sustainability Committee and on the Compensation Committee of the Company.

Mr. Wendling will not be receiving a remuneration for his position on the Supervisory Board.

The relevant biographical information concerning Mr. Wendling is included in these explanatory notes to the agenda for the AGM as Annex 1.

Annex 1

Biographical information concerning a candidate director seeking appointment at the AGM

Supervisory Board (agenda item 6)

Resume

Mr. Sebastian Wendling

Nationality:  German and British

Age:                36 (37 at the time of the AGM)

Based in London, UK

Mr. Wendling is a Principal in the Ares Private Equity Group. He currently serves on the board of directors for the parent entity of SLR and Point Vision. Prior to joining Ares in 2021, Mr. Wendling was a Senior Associate at Sun Capital Partners, where he focused on European mid-market transactions. Mr. Wendling started his career in investment banking at Nomura. He holds a Bachelor in International Business from the University of Groningen and a Master in Finance from IE Business School.

Mr. Wendling does not hold shares in the share capital of the Company.

Work experience:

2021 – present

Ares Private Equity Group, United Kingdom, Principal, leading coverage across the DACH region and Benelux, with a focus on European mid-market buyouts in Business Services and Healthcare.

2018 – 2021

Sun Capital Partners, Inc., United Kingdom, Senior Associate, focussing on mid-market opportunities across Europe, with sector focus on Industrials, Business Services and Healthcare.

2015 – 2018

Nomura, Germany and United Kingdom, Analyst, focussing on M&A and Leveraged Finance for mid- to large-cap transactions with financial sponsors and corporates.